EXHIBIT 99.1

FIRST AMENDING AGREEMENT DATED
AS OF NOVEMBER 23, 2016

TO THE

EXTENDIBLE REVOLVING CREDIT FACILITY
AMENDED AND RESTATED
CREDIT AGREEMENT DATED AS OF NOVEMBER 6, 2014
BETWEEN:
ARC RESOURCES LTD.
(as Borrower)

- and –

THE FINANCIAL INSTITUTIONS
NAMED ON THE SIGNATURE PAGES THERETO AS LENDERS
(as Lenders)

- and –

ROYAL BANK OF CANADA
(as Administrative Agent)

- with -
RBC CAPITAL MARKETS
(as Lead Arranger and Sole Bookrunner)

- and –

SCOTIA CAPITAL
(as Arranger and Syndication Agent)

- and –

BMO CAPITAL MARKETS
TD SECURITIES
- and –
CANADIAN IMPERIAL BANK OF COMMERCE
(as Co-Documentation Agents)

BENNETT JONES LLP
BURNET, DUCKWORTH & PALMER LLP

FIRST AMENDING AGREEMENT
THIS AGREEMENT dated as of November 23, 2016
AMONG:
ARC RESOURCES LTD., a corporation amalgamated under the laws of the Province of Alberta, as borrower (hereinafter referred to as the "Borrower")
OF THE FIRST PART
- and -
ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders (hereinafter referred to as the "Agent")
OF THE SECOND PART
- and -
THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HEREOF AS LENDERS, each in their capacity as a Lender (hereinafter collectively referred to as the "Lenders" and individually referred to as a "Lender")
OF THE THIRD PART
WHEREAS the parties hereto entered into the Credit Agreement;
AND WHEREAS by letter dated September 29, 2015, the Agent on behalf of the Lenders advised the Borrower that the Maturity Date was extended to November 6, 2019;
AND WHEREAS the parties hereto have agreed to further extend the Maturity Date and to amend certain other provisions of the Credit Agreement as set out herein;
AND WHEREAS Société Générale will cease to be a Lender on the Effective Date;
NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:
1.            INTERPRETATION
In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Agreement" means this First Amending Agreement, as amended, modified, supplemented or restated from time to time;
"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Agreement, and as the same may be further amended, modified, supplemented or restated from time to time;

"Credit Agreement" means the amended and restated credit agreement dated as of November 6, 2014 between the Borrower, the Agent, the Lenders and Société Générale; and
"Effective Date" means the date on which all of the conditions precedent in Section 4 of this Agreement have been satisfied or waived by the Lenders.
1.1            Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.
1.2            The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.  Unless expressly indicated otherwise, all references to "Section" or "Sections" are intended to refer to a Section or Sections of the Credit Agreement.
2.            AMENDMENTS TO CREDIT AGREEMENT
Effective as of the Effective Date, the Borrower, the Agent and each Lender agree that the Credit Agreement is  amended as follows:
(a)	the reference to "CDN$1,000,000,000" in the cover page of the Credit Agreement is deleted and replaced with "CDN $950,000,000";
(b)	the definition of "CDOR Rate" in Section 1.1 is amended by adding the following words at the end of the definition:
"provided that, if the rate determined pursuant to paragraph (a) or (b)
above shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement;";

(c)	the definition of "Equivalent Amount" in Section 1.1 is deleted in its entirety and the following is substituted therefor:
"Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Noon Spot Rate or at such other rate as may have been agreed to by the Borrower and the Agent;
(d)	the definition of "Libor" in Section 1.1 is amended by adding the following words at the end of the definition:

"; and provided further that if any rate determined as aforesaid shall ever be less than zero, such rate shall be deemed to be zero for purposes of this Agreement;";

(e)	the definition of "Maturity Date" in Section 1.1 is amended to read as follows:

"Maturity Date" means November 6, 2020, or such later date as the Maturity Date may be extended from time to time by the Agreeing Lenders pursuant to Section 3.13;";

(f)	Section 1.1 is hereby amended to add the following new definition of "Noon Spot Rate" immediately after the existing definition of "Non-Takeover Lender":

"Noon Spot Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at approximately 12:00 noon (Toronto, Ontario time) on the Banking Day that such conversion is to be made (or, if such conversion is to be made before noon, then at approximately noon on the immediately preceding Banking Day); provided that if such rate is no longer quoted at noon (Toronto, Ontario time), it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Banking Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Banking Day, then at approximately close of business on the immediately preceding Banking Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario on the Banking Day such conversion is to be made in accordance with its normal practice.”

(g)	the definition of "Total Commitment" in Section 1.1 is amended by deleting the reference to "$1,000,000,000" and inserting "$950,000,000" in its place; and

(h)	Schedule A to the Credit Agreement (Lenders and Commitment) is deleted in its entirety and replaced with Schedule A to this Agreement.

3.            REPRESENTATIONS AND WARRANTIES
The Borrower hereby represents and warrants to and in favour of the Agent and the Lenders (which representations and warranties shall survive the execution and delivery of this Agreement) that as of the date hereof:
(a)	no Default or Event of Default has occurred which is continuing and no Default or Event of Default will occur as a result of the Borrower entering into this Agreement; and
(b)	the representations and warranties contained in Section 2.1 of the Amended Credit Agreement (with this Agreement being a Loan Document and excluding those made specifically as of the date of the Credit Agreement) are true and correct as of the date hereof.
4.            CONDITIONS PRECEDENT
This Agreement shall become effective upon satisfaction of the following conditions precedent:
(a)	as at such time there exists no Default or Event of Default;
(b)	the representations and warranties contained in Section 3 of this Agreement are true and correct;
(c)	the Agent has received, in sufficient numbers for distribution to each of the Lenders, a duly executed copy of this Agreement; and
(d)	prior to or concurrently with the execution of this Agreement, the Agent has received, on behalf of the Lenders, all fees which the Borrower has agreed to pay to the Lenders in connection with the extension of the Maturity Date and this Agreement.

5.            MISCELLANEOUS
(a)	Save and except as amended hereby, the Credit Agreement remains in full force and effect, unamended and is hereby ratified and confirmed.
(b)	For the purposes of the Credit Agreement, this Agreement shall be read together with the Credit Agreement as one instrument and this Agreement shall also constitute a Loan Document.
(c)	The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.
(d)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and of Canada applicable therein.
(e)	This Agreement may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.
[Signature pages follow]

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BORROWER:

ARC RESOURCES LTD.

Per:	(Signed)
Name:	Van Dafoe
Title:	Senior Vice President and Chief Financial Officer

Per:	(Signed)
Name:	Kristen Bibby
Title:	Vice President, Finance

LENDERS:

ROYAL BANK OF CANADA

Per:	(Signed)
Name:	[redacted]
Title:	Authorized Signatory

THE BANK OF NOVA SCOTIA

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

BANK OF MONTREAL

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

THE TORONTO-DOMINION BANK

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

UNION BANK, CANADA BRANCH

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

ALBERTA TREASURY BRANCHES

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

NATIONAL BANK OF CANADA

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

CITIBANK N.A. (CANADIAN BRANCH)

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

WELLS FARGO BANK, N.A., CANADIAN BRANCH

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	(Signed)
Name:
Title:

Per:	(Signed)
Name:
Title:

AGENT:

ROYAL BANK OF CANADA, as Administrative Agent

Per:	(Signed)
Name:
Title:

Schedule A to the First Amending Agreement

Schedule A to the Amended and Restated Credit Agreement dated as of November 6, 2014 between ARC Resources Ltd. as Borrower and a syndicate of Lenders with Royal Bank of Canada as Administrative Agent

LENDERS AND COMMITMENT
Lender	Commitment
Royal Bank of Canada	[redacted]
The Bank of Nova Scotia	[redacted]
Canadian Imperial Bank of Commerce	[redacted]
Bank of Montreal	[redacted]
The Toronto-Dominion Bank	[redacted]
Union Bank, Canada Branch	[redacted]
Alberta Treasury Branches	[redacted]
National Bank of Canada	[redacted]
Citibank N.A., Canadian Branch	[redacted]
Wells Fargo Bank, N.A., Canadian Branch	[redacted]
Bank of America, N.A., (Canada Branch)	[redacted]
Total:	Cdn. $950,000,000